Exhibit 99.1

CIBC Announces First Quarter 2022 Results

Toronto, ON – February 25, 2022 – CIBC (TSX: CM) (NYSE: CM) today announced its financial results for the first quarter ended January 31, 2022.

First quarter highlights

	Q1/22	Q1/21	Q4/21	YoY Variance	QoQ Variance
Reported Net Income	$1,869 million	$1,625 million	$1,440 million	+15%	+30%
Adjusted Net Income (1)	$1,894 million	$1,640 million	$1,573 million	+15%	+20%
Reported Diluted Earnings Per Share (EPS)	$4.03	$3.55	$3.07	+14%	+31%
Adjusted Diluted EPS (1)	$4.08	$3.58	$3.37	+14%	+21%
Reported Return on Common Shareholders’ Equity (ROE) (2)	17.4%	17.0%	13.4%
Adjusted ROE (1)(2)	17.6%	17.2%	14.7%
Common Equity Tier 1 (CET1) Ratio (2)	12.2%	12.3%	12.4%

“In the first quarter, the continued execution of our strategy and ongoing investments in our bank enabled us to deliver strong financial results,” said Victor G. Dodig, CIBC President and Chief Executive Officer. “Our highly connected and engaged team is guided by our purpose of helping make our clients’ ambitions a reality each and every day, which is attracting new business to our bank, deepening existing relationships, and driving strong top line growth across all of our businesses. To support our clear momentum and long-term growth, we continue to invest in our technology and talent to create a modern and exceptional experience for our clients and team, and we’re activating our resources to create positive change for our stakeholders as we contribute to a more sustainable, inclusive future.”

Results for the first quarter of 2022 were affected by the following items of note aggregating to a negative impact of $0.05 per share:

•	$20 million ($15 million after-tax) amortization of acquisition-related intangible assets; and
•	$13 million ($10 million after-tax) in transaction and integration-related costs(3) associated with the acquisition of the Canadian Costco credit card portfolio.

Our CET1 ratio(2) was 12.2% at January 31, 2022, compared with 12.4% at the end of the prior quarter. CIBC’s leverage ratio(2) at January 31, 2022 was 4.3%.

Core business performance

Canadian Personal and Business Banking reported net income of $687 million for the first quarter, up $35 million or 5% from the first quarter a year ago, mainly due to higher revenue, partially offset by higher expenses and provision for credit losses. Adjusted pre-provision, pre-tax earnings(1) were $1,044 million, up $105 million from the first quarter a year ago, mainly due to higher revenue driven by volume growth and higher fee income, partially offset by higher expenses.

Canadian Commercial Banking and Wealth Management reported net income of $462 million for the first quarter, up $108 million or 31% from the first quarter a year ago, primarily due to higher revenue, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings(1) were $624 million, up $108 million from the first quarter a year ago, primarily due to strong volume growth and higher fee revenue in commercial banking, while wealth management revenue benefitted from significant growth in asset balances driven by market appreciation, net sales, and an increased level of investment activity by clients. Higher expenses were primarily driven by revenue-based variable compensation reflecting favourable business results and spending on strategic initiatives.

U.S. Commercial Banking and Wealth Management reported net income of $226 million (US$178 million) for the first quarter, up $38 million (up US$32 million) from the first quarter a year ago, primarily due to higher revenue and lower provision for credit losses, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings(1) were $308 million (US$242 million), up $10 million (up US$10 million) from the first quarter a year ago due to higher revenue, primarily driven by volume growth and higher fees, partially offset by higher employee-related expenses.

Capital Markets reported net income of $543 million for the first quarter, up $50 million or 10% from the first quarter a year ago, primarily due to higher revenue and a reversal of loan loss provisions, partially offset by higher expenses. Adjusted pre-provision, pre-tax earnings(1) were up $56 million or 9% from the first quarter a year ago, due to higher revenue from our global markets, corporate and investment banking and direct financial services businesses, partially offset by higher expenses.

Credit quality

Provision for credit losses was $75 million, down $72 million or 49% from the same quarter last year. Provision reversal on performing loans was down as the same quarter last year included a higher degree of favourable change in the overall economic outlook. Provision for credit losses on impaired loans was down due to lower net impairments across all strategic business units.

(1)	This measure is a non-GAAP measure. For additional information, see the “Non-GAAP measures” section.
(2)	For additional information on the composition of these specified financial measures, see the “First quarter financial highlights” section of our Report to Shareholders for the first quarter of 2022.
(3)

Transaction and integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs.

CIBC First Quarter 2022 News Release  1

Share split subject to shareholder approval

In February 2022, CIBC’s Board of Directors approved a two-for-one share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws. The Share Split is subject to the approval of CIBC shareholders at the Annual and Special Meeting of Shareholders scheduled to be held on April 7, 2022 and to the requirements of the Toronto Stock Exchange and New York Stock Exchange. If approved by CIBC shareholders and the stock exchanges and implemented by CIBC’s Board, each shareholder of record at the close of business on May 6, 2022 (Record Date) will receive one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date.

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (International Financial Reporting Standards), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures, which include non-GAAP financial measures and non-GAAP ratios as defined in National Instrument 52-112 “Non-GAAP and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest expenses, adjusted income before income taxes, adjusted income taxes, adjusted net income and adjusted pre-provision, pre-tax earnings, remove items of note from reported results to calculate our adjusted results. Adjusted measures represent non-GAAP measures.

Certain additional disclosures for these specified financial measures have been incorporated by reference and can be found in the “Non-GAAP measures” section of our Report to Shareholders for the first quarter of 2022 available on SEDAR at www.sedar.com.

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, as at or for the three months ended January 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
Non-interest expenses	1,152	673	318	596	284	3,023	250
Income (loss) before income taxes	933	628	263	746	(170)	2,400	207
Income taxes	246	166	37	203	(121)	531	29
Net income (loss)	687	462	226	543	(49)	1,869	178
Net income attributable to non-controlling interests	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders	687	462	226	543	(54)	1,864	178
Diluted EPS ($)						$4.03
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(17)	$-	$(3)	$(20)	$(13)
Transaction and integration-related costs (2)	(13)	-	-	-	-	(13)	-
Impact of items of note on non-interest expenses	(13)	-	(17)	-	(3)	(33)	(13)
Total pre-tax impact of items of note on net income	13	-	17	-	3	33	13
Income taxes
Amortization of acquisition-related intangible assets	-	-	4	-	1	5	3
Transaction and integration-related costs (2)	3	-	-	-	-	3	-
Impact of items of note on income taxes	3	-	4	-	1	8	3
Total after-tax impact of items of note on net income	10	-	13	-	2	25	10
Impact of items of note on diluted EPS ($)						$0.05
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,183	$1,297	$609	$1,304	$105	$5,498	$479
Provision for (reversal of) credit losses – adjusted	98	(4)	28	(38)	(9)	75	22
Non-interest expenses – adjusted	1,139	673	301	596	281	2,990	237
Income (loss) before income taxes – adjusted	946	628	280	746	(167)	2,433	220
Income taxes – adjusted	249	166	41	203	(120)	539	32
Net income (loss) – adjusted	697	462	239	543	(47)	1,894	188
Net income attributable to non-controlling interests – adjusted	-	-	-	-	5	5	-
Net income (loss) attributable to equity shareholders – adjusted	697	462	239	543	(52)	1,889	188
Adjusted diluted EPS ($)						$4.08

(1)	Items of note are removed from reported results to calculate adjusted results.
(2)

Transaction and integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery and communication costs.

(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)

CIBC total results excludes a taxable equivalent basis (TEB) adjustment of $59 million (October 31, 2021: $48 million; January 31, 2021: $54 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.

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The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, as at or for the three months ended October 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,128	$1,240	$562	$1,012	$122	$5,064	$448
Provision for (reversal of) credit losses	164	(5)	(51)	(34)	4	78	(40)
Non-interest expenses	1,152	646	296	528	513	3,135	235
Income (loss) before income taxes	812	599	317	518	(395)	1,851	253
Income taxes	215	157	61	140	(162)	411	49
Net income (loss)	597	442	256	378	(233)	1,440	204
Net income attributable to non-controlling interests	-	-	-	-	4	4	-
Net income (loss) attributable to equity shareholders	597	442	256	378	(237)	1,436	204
Diluted EPS ($)						$3.07
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(16)	$-	$(3)	$(19)	$(13)
Transaction and integration-related costs (2)	(12)	-	-	-	-	(12)	-
Charge related to the consolidation of our real estate portfolio	-	-	-	-	(109)	(109)	-
Increase in legal provisions	-	-	-	-	(40)	(40)	-
Impact of items of note on non-interest expenses	(12)	-	(16)	-	(152)	(180)	(13)
Total pre-tax impact of items of note on net income	12	-	16	-	152	180	13
Income taxes
Amortization of acquisition-related intangible assets	-	-	4	-	-	4	3
Transaction and integration-related costs (2)	3	-	-	-	-	3	-
Charge related to the consolidation of our real estate portfolio	-	-	-	-	29	29	-
Increase in legal provisions	-	-	-	-	11	11	-
Impact of items of note on income taxes	3	-	4	-	40	47	3
Total after-tax impact of items of note on net income	9	-	12	-	112	133	10
Impact of items of note on diluted EPS ($)						$0.30
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,128	$1,240	$562	$1,012	$122	$5,064	$448
Provision for (reversal of) credit losses – adjusted	164	(5)	(51)	(34)	4	78	(40)
Non-interest expenses – adjusted	1,140	646	280	528	361	2,955	222
Income (loss) before income taxes – adjusted	824	599	333	518	(243)	2,031	266
Income taxes – adjusted	218	157	65	140	(122)	458	52
Net income (loss) – adjusted	606	442	268	378	(121)	1,573	214
Net income attributable to non-controlling interests – adjusted	-	-	-	-	4	4	-
Net income (loss) attributable to equity shareholders – adjusted	606	442	268	378	(125)	1,569	214
Adjusted diluted EPS ($)						$3.37

See previous page for footnote references.

CIBC First Quarter 2022 News Release  3

The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a segmented basis.

$ millions, as at or for the three months ended January 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$2,025	$1,088	$561	$1,174	$115	$4,963	$437
Provision for credit losses	54	33	45	5	10	147	35
Non-interest expenses	1,086	572	280	522	266	2,726	218
Income (loss) before income taxes	885	483	236	647	(161)	2,090	184
Income taxes	233	129	48	154	(99)	465	38
Net income (loss)	652	354	188	493	(62)	1,625	146
Net income attributable to non-controlling interests	-	-	-	-	4	4	-
Net income (loss) attributable to equity shareholders	652	354	188	493	(66)	1,621	146
Diluted EPS ($)						$3.55
Impact of items of note (1)
Non-interest expenses
Amortization of acquisition-related intangible assets	$-	$-	$(17)	$-	$(3)	$(20)	$(13)
Impact of items of note on non-interest expenses	-	-	(17)	-	(3)	(20)	(13)
Total pre-tax impact of items of note on net income	-	-	17	-	3	20	13
Income taxes
Amortization of acquisition-related intangible assets	-	-	5	-	-	5	4
Impact of items of note on income taxes	-	-	5	-	-	5	4
Total after-tax impact of items of note on net income	-	-	12	-	3	15	9
Impact of items of note on diluted EPS ($)						$0.03
Operating results – adjusted (3)
Total revenue – adjusted (4)	$2,025	$1,088	$561	$1,174	$115	$4,963	$437
Provision for credit losses – adjusted	54	33	45	5	10	147	35
Non-interest expenses – adjusted	1,086	572	263	522	263	2,706	205
Income (loss) before income taxes – adjusted	885	483	253	647	(158)	2,110	197
Income taxes – adjusted	233	129	53	154	(99)	470	42
Net income (loss) – adjusted	652	354	200	493	(59)	1,640	155
Net income attributable to non-controlling interests – adjusted	-	-	-	-	4	4	-
Net income (loss) attributable to equity shareholders – adjusted	652	354	200	493	(63)	1,636	155
Adjusted diluted EPS ($)						$3.58

See previous page for footnote references.

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP (adjusted) pre-provision, pre-tax earnings on a segmented basis.

$ millions, for the three months ended		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2022	Net income (loss)	$687	$462	$226	$543	$(49)	$1,869	$178
Jan. 31	Add: provision for (reversal of) credit losses	98	(4)	28	(38)	(9)	75	22
	Add: income taxes	246	166	37	203	(121)	531	29
	Pre-provision (reversal), pre-tax earnings (losses) (1)	1,031	624	291	708	(179)	2,475	229
	Pre-tax impact of items of note (2)	13	-	17	-	3	33	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$1,044	$624	$308	$708	$(176)	$2,508	$242
2021	Net income (loss)	$597	$442	$256	$378	$(233)	$1,440	$204
Oct. 31	Add: provision for (reversal of) credit losses	164	(5)	(51)	(34)	4	78	(40)
	Add: income taxes	215	157	61	140	(162)	411	49
	Pre-provision (reversal), pre-tax earnings (losses) (1)	976	594	266	484	(391)	1,929	213
	Pre-tax impact of items of note (2)	12	-	16	-	152	180	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$988	$594	$282	$484	$(239)	$2,109	$226
2021	Net income (loss)	$652	$354	$188	$493	$(62)	$1,625	$146
Jan. 31	Add: provision for (reversal of) credit losses	54	33	45	5	10	147	35
	Add: income taxes	233	129	48	154	(99)	465	38
	Pre-provision (reversal), pre-tax earnings (losses) (1)	939	516	281	652	(151)	2,237	219
	Pre-tax impact of items of note (2)	-	-	17	-	3	20	13
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$939	$516	$298	$652	$(148)	$2,257	$232

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.

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Making a difference in our communities

At CIBC, we believe there should be no limits to ambition. We invest our time and resources to remove barriers to ambitions and demonstrate that when we come together, positive change happens that helps our communities thrive. This quarter we:

•

Established the CIBC Black Entrepreneur Program to help entrepreneurs from the Black community achieve their ambition of starting, running and growing their business. The new program includes a $15 million commitment for business loans of up to $250,000 as well as educational support and also includes a $2 million donation from the CIBC Foundation to the Black Opportunity Fund to provide non-repayable loans to entrepreneurs;

•

Fundraised $6 million together with our clients, team members, charity partners, and special guests for children’s charities globally during the 37th annual CIBC Miracle Day. Since 1984, CIBC’s annual employee-driven fundraiser has raised more than $266 million, helping to transform the lives of children and communities worldwide;

•

Supported communities in British Columbia impacted by devastating weather conditions, providing financial relief options to our clients and donating $50,000 split between United Way British Columbia Flood Appeal and the BC Agricultural Council; and

•

Proudly established a new partnership with the First Nations Major Projects Coalition (FNMPC) to help advance sustainable business opportunities for First Nations in Canada. As a Sustaining Partner, CIBC shares FNMPC’s vision for building prosperity for Indigenous peoples in Canada while mobilizing towards a lower carbon world and a more sustainable and inclusive economy.

The Board of Directors of CIBC reviewed this news release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer (CEO) and the Chief Financial Officer (CFO) of CIBC to certify CIBC’s first quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the U.S. Securities and Exchange Commission a certification relating to CIBC’s first quarter financial information, including the unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, in other reports to shareholders, and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of the coronavirus (COVID-19) pandemic on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: the occurrence, continuance or intensification of public health emergencies, such as the COVID-19 pandemic, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other environmental and social risks; inflationary pressures; global supply-chain disruptions; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Additional information about these factors can be found in the “Management of risk” section of our 2021 Annual Report, as updated by our quarterly reports. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

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Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-406-0743, or toll-free 1-800-898-3989, passcode 3693762#) and French (514-392-1587, or toll-free 1-877-395-0279, passcode 5060608#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/ca/investor-relations/quarterly-results.html.

Details of CIBC’s fiscal 2022 first quarter results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 2933743#) and French (514-861-2272 or 1-800-408-3053, passcode 818990#) until 11:59 p.m. (ET) March 11, 2022. The audio webcast will be archived at www.cibc.com/ca/investor-relations/quarterly-results.html.

About CIBC

CIBC is a leading North American financial institution with 11 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://www.cibc.com/en/about-cibc/media-centre.html.

For further information:

Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may contact:

Geoff Weiss, Senior Vice-President	416-980-5093	geoffrey.weiss@cibc.com

Media Enquiries: Financial, business and trade media may contact:

Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

6  CIBC First Quarter 2022 News Release